

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>**Via U.S. Mail and Fax**</u>
Mr. Liu Dongping
Chief Financial Officer
Telestone Technologies Corporation
Floor 6, Saiou Plaza
No. 5 Haiying Road
Fengtai Technology Park
Beijing, People's Republic of China 100070

August 21, 2006

RE:     **Telestone Technologies Corporation**
        **Form 10-KSB for the fiscal year ended December 31, 2005**
        **File No. 001-32503**

Dear Mr. Dongping:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                    Sincerely,


                                    Larry Spirgel
                                    Assistant Director